FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Other Notification dated February 7, 2006, announcing a meeting with journalists and analysts to present Grupo Santander’s results for 2005.

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Item 1

     OTHER NOTIFICATIONS

Banco Santander Central Hispano, S.A. hereby advises that tomorrow, Wednesday 8th February 2006, the presentation will take place of the Grupo Santander results for 2005. For this purpose, a meeting with journalists will be held at 10:00 hours, followed by a further meeting with analysts at 12:30 hours.

Both meetings will be held at the Grupo Santander City in Boadilla del Monte (Madrid). The meeting with analysts can be followed by anyone interested via the Internet on the corporate website www.gruposantander.com.

The documentation to be provided during the meetings will be made public before the meetings commence via notification to the CNMV and will be published on the aforementioned website.

Boadilla del Monte (Madrid), 7th February 2006

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: February 7, 2006	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President